Exhibit 1

For immediate release: 14 December 2018

BRITISH AMERICAN TOBACCO ANNOUNCES MANAGEMENT BOARD CHANGES

In order to accelerate the implementation of our established and successful strategy, the following new Management Board roles will be created:

i)
Director, New Categories. This role, reporting directly to the Chief Marketing Officer, will have end-to-end accountability for driving growth, innovation, world-class brand building and consumer insights for our potentially reduced-risk products (PRRPs).

ii)
Director, Digital and Information. This role, reporting directly to the CEO, will be responsible for driving digital transformation across the Group and further enhancing our digital consumer experience capabilities.

These changes will take effect from 1 January 2019.

In addition, the roles of Chief Operating Officer and Group Business Development Director will cease to exist and all four regions (USA, Europe and North Africa, Asia-Pacific and Middle East and Americas and Sub-Saharan Africa) will report directly to the CEO.

In the light of the above, the following appointments and other changes will be made:

Paul Lageweg will be appointed as Director, New Categories. Paul, currently Regional Marketing Manager, Asia-Pacific and Middle East, has been with the Group for 13 years in various senior roles including Area Director, East Asia and Global Head of Marketing Futures. Before that he held senior marketing roles in Unilever and Kimberly-Clark.

Marina Bellini will be appointed as Director, Digital and Information. Marina, currently Chief Information Officer, joined BAT in 2018 having previously served as Global CIO and Global Business Services SVP at Anheuser-Busch InBev where she was responsible for their information technology transformation, including consumer digital marketing.

Tadeu Marroco, currently Regional Director, Europe and North Africa, will be appointed to a new Management Board role, Director, Group Transformation - effective 1 January 2019. This role will work closely with the CEO Designate in this key phase of our transformation, to simplify our structure and processes.

Johan Vandermeulen, currently Regional Director, Asia-Pacific and Middle East, will succeed Tadeu as Regional Director, Europe and North Africa - effective 1 January 2019.

Guy Meldrum will be appointed to succeed Johan as Regional Director, Asia-Pacific and Middle East - effective 1 January 2019. Guy, currently Area Director, Australasia Area, has worked for BAT for 26 years, previously holding several senior roles in the Group including Area Director, North Asia Area and Marketing Director, Russia

Hae In Kim will be appointed as Director, Talent and Culture Designate on 1 January 2019 and will succeed Giovanni Giordano, currently Group Human Resources Director, on 1 April 2019. She is currently Group Head of Talent and Organisational Effectiveness and previously held several other senior HR roles including Regional HR Director Asia-Pacific and HR Director Japan and North Asia. Before that she gained experience in Samsung, IBM Consulting Services and PwC.

During Giovanni’s eight years as Group HR Director he has built a world-class HR team and made great progress in building the capabilities required to enable the acceleration of our transformation ambition.

Naresh Sethi, currently Group Business Development Director, will leave the company at the end of Q2 2019 having handed over responsibility at Board level for IT to Marina and for Global Business Services and his other areas of responsibility to Tadeu. Naresh has had a highly successful 18-year career at BAT in marketing, General Management and as Regional Director of what was then our Western European Region.

Commenting on these changes:

CEO, Nicandro Durante, said: “We have an established and successful strategy to transform our business and the new roles we are announcing today will enable us to execute this strategy better and faster. Naresh and Giovanni have been instrumental in the success of our transformation to date and I would like to thank them both for their leadership and significant contributions to the Group and wish them all the best for the future.”

CEO Designate, Jack Bowles, said: “This is an exciting time for BAT and it is important that the skill set and focus of the Management Board evolves to reflect the environment we are operating in today. The diversity, expertise and experience that Paul, Marina, Hae In and Guy will bring, together with the depth of experience of the existing Management Board, will be key to enable us to accelerate the transformation of our business and capitalise on the great opportunities that lie ahead of us.”

About British American Tobacco

British American Tobacco is one of the world’s leading, multi-category consumer goods companies, providing tobacco and nicotine products to millions of consumers around the world.

It employs over 55,000 people, with market leadership in over 55 countries and factories in 42. Its Strategic Portfolio is made up of its global cigarette brands and an increasing range of potentially reduced-risk products, comprising vapour and tobacco heating products, as well as oral tobacco and nicotine products such as moist snuff and snus.

In 2017 the Group generated reported revenue of £20 billion and profit from operations of £6.5 billion. In July 2017, British American Tobacco p.l.c. acquired the remaining 57.8% of Reynolds American Inc. that BAT did not already own, creating a stronger, global tobacco and nicotine company.

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